Exhibit 99.1

SANGRIX Sells 3 Million Dogecoin to Support Liquidity and Advance AI Infrastructure Transition

Company generates approximately US$267,665 in gross proceeds and will continue to evaluate additional sales

SINGAPORE, September [9], 2026 (GLOBE NEWSWIRE) — SANGRIX INC. (NASDAQ: SGRX) (the “Company”), formerly known as Bit Origin Ltd, today announced that it sold an aggregate of 3,000,000 Dogecoin (“DOGE”) on September 7, 2026, generating approximately US$267,665 in gross proceeds to support working capital and its transition toward AI computing infrastructure.

The sales were completed through two transactions of 1,500,000 DOGE each, at a weighted average execution price of approximately US$0.089221667 per DOGE, before transaction fees.

The transactions followed a recovery in DOGE prices. Based on historical daily closing prices published by CoinGecko in U.S. dollars, DOGE increased approximately 10.7% over the seven-day period ended September 6, 2026, from US$0.082054 on August 30 to US$0.090856 on September 6. These market reference prices provide context for the transactions and do not represent the Company’s execution prices or investment returns.

The Company intends to use the net proceeds for general working capital and planned AI infrastructure expenditures, including equipment and deployment-related costs. The sales reflect the Company’s assessment of market conditions, operating cash requirements and investment priorities as it reallocates resources toward its AI infrastructure business.

The Company will continue to evaluate further sales of its remaining DOGE holdings, from time to time, based on market conditions, liquidity needs and capital allocation priorities. Any additional sales, if pursued , will depend on the then circumstances, size and pricing determined by these considerations, and no assurance can be given that additional sales will occur. Available proceeds, if any, would support working capital and the continued development of the Company’s AI infrastructure business.

“These transactions convert a portion of our digital asset holdings into cash to support our operating needs and AI infrastructure plans,” said Jinghai Jiang, Chairman and Chief Executive Officer of SANGRIX. “The recent recovery in DOGE prices provided an opportunity to increase our financial flexibility. We will continue to assess further sales as part of our capital allocation process, with a focus on funding business priorities and advancing our transition.”

The Company also reported that its audit and compliance-related work continues to progress as planned. The Company will provide additional updates as material developments occur.

About SANGRIX INC.

SANGRIX INC. (NASDAQ: SGRX), formerly Bit Origin Ltd, is pursuing a strategic transition toward infrastructure supporting artificial intelligence workloads. Its areas of focus include GPU-based computing capacity, leasing of servers, data storage and associated services. Alongside these initiatives, the Company continues to oversee its digital asset holdings and legacy business activities.

Further information is available at www.bitorigin.io.

Forward-Looking Statements

Certain statements in this announcement concern future events rather than historical facts. These include potential additional sales of DOGE holdings; the timing, amount and use of proceeds of such sales; the intended allocation of proceeds from completed transactions; anticipated liquidity benefits; planned AI infrastructure investments; deployment activities; and the Company’s business transition.

Actual outcomes may vary materially from these expectations. Relevant uncertainties include digital asset price movements and market liquidity, the ability to execute additional sales on acceptable terms, operating cash requirements, access to funding, equipment availability, installation and testing schedules, infrastructure readiness, demand for computing services, the performance of suppliers and commercial partners, and the outcome of audit and regulatory processes. Additional risk information appears in the Company’s reports submitted to the U.S. Securities and Exchange Commission.

These statements reflect management’s views on the date of this announcement. Unless legally required, the Company does not commit to revising them in response to subsequent information or events.

Company Contact

SANGRIX INC.
Mr. Jinghai Jiang
Chairman and Chief Executive Officer
Email: ir@bitorigin.io

Market Data Source

CoinGecko, Dogecoin Historical Data, USD daily closing prices for August 30 and September 6, 2026; dates reported in UTC. Percentage change calculated from the reported prices.